As filed with the Securities and Exchange Commission on November 18, 2005
Registration No. 333-126530
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM AW

REQUEST TO WITHDRAW REGISTRATION STATEMENT PURSUANT TO SEC REQUEST TO CHANGE HEADER FOR POST EFFECTIVE AMENDMENT
(Post-Efective Amendemnt No. 1 mistakenly filed Pre-effective Amendment No. 1)

Lighting Science Group Corporation (Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3646 (Primary Standard Industry Classification Code Number)	23-2596710 (I.R.S. Employer Identification No.)
2100 McKinney Avenue, Suite 1555 Dallas, Texas 75201 (214) 382-3630 (Address and telephone number of principal executive offices)
2100 McKinney Avenue, Suite 1555 Dallas, Texas 75201 (Address of principal place of business or intended principal place of business)

Ronald E. Lusk, Chief Executive Officer
Lighting Science Group Corporation
2100 McKinney Avenue, Suite 1555
Dallas, Texas 75201
(214) 382-3630
(Name, address, and telephone number of agent for service)

Copies to:
Mario V. Mirabelli, Esq.
Patton Boggs LLP
2550 M Street, NW
Washington, DC 20037
(202) 457-6000

We respectfully request to withdraw the filing of Post-Effective amendment No. 1 which was mistakenly filed a Pre-Effective amendment No. 1 on form SB2/A on November 18, 2005.  We will re-file Post Effective Amendment No. 1 on the correct form POS AM immediately upon receipt of cancellation notice.

/s/ Stephen Hamilton  12/13/2005
Stephen Hamilton
Chief Financial Officer, Lighting Science Group Corporation